SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

RULE 13E-1 TRANSACTION STATEMENT

Pursuant to Section 13(e) of the Securities Exchange Act of 1934

PEOPLESOFT, INC.

(Name of Issuer)

PEOPLESOFT, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

712713106

(CUSIP Number of Class of Securities)

Craig Conway
President and Chief Executive Officer
PeopleSoft, Inc.
4460 Hacienda Drive, Pleasanton, California 94588-8618
(925) 225-3000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Douglas D. Smith, Esq.
Gibson, Dunn & Crutcher LLP
One Montgomery Street
San Francisco, California 94104
(415) 393-8200

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$350,000,000 in Common Stock of PeopleSoft, Inc.	$28,315.00*

*	Fee calculated as provided in Fee Rate Advisory #11 for fiscal year 2003, based on a fee of $80.90 per $1,000,000 of securities proposed to be purchased.

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Item 1. Security and Issuer
Item 2. Purposes of the Repurchases
Item 3. Source and Amount of Funds or Other Consideration
SIGNATURE

Item 1. Security and Issuer

     This Rule 13e-1 Transaction Statement relates to the proposed purchase by the issuer, PeopleSoft, Inc., a Delaware corporation (the “Company”), of up to $350 million of its common stock, par value $0.01 per share, to be effected from time to time in open market or privately negotiated purchases or otherwise, depending on market prices and other conditions. The purchases will be made pursuant to the Company’s $350 million share repurchase program, the authorization of which previously was announced on September 4, 2003. Any such purchases will be made on the NASDAQ National Market.

Item 2. Purposes of the Repurchases

     The Company’s Board of Directors believes that the proposed share repurchases are consistent with its goal of utilizing available cash for the benefit of its stockholders, in that (a) the reduction in the number of shares outstanding following the share repurchase will increase the relative percentage ownership of the Company by those stockholders who retain their shares, and (b) the reduction in the number of outstanding shares is expected to be accretive to earnings per share. The Company intends to hold all shares repurchased by it pursuant to the share repurchase program as treasury stock.

Item 3. Source and Amount of Funds or Other Consideration

     The Company intends to fund all share repurchases from cash surplus and general corporate funds generated from its operations.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PEOPLESOFT, INC.

	By:	/s/ KEVIN T. PARKER

Kevin T. Parker
Executive Vice President
Finance and Administration,
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: October 27, 2003

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